Exhibit 99.1

Third Quarter 2024 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2024 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Third Quarter 2024 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2024, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Third Quarter 2024 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

Third Quarter 2024 Highlights on a Reported Basis (versus Q3 2023)

•	Net income of $1,912 million, compared to $2,192 million

•	Earnings per share (diluted) of $1.41, compared to $1.70

•	Return on equity(2) of 9.8%, compared to 12.0%

Third Quarter 2024 Highlights on an Adjusted Basis(1) (versus Q3 2023)

•	Net income of $2,191 million, compared to $2,207 million

•	Earnings per share (diluted) of $1.63, compared to $1.72

•	Return on equity of 11.3%, compared to 12.1%

TORONTO, August 27, 2024 – The Bank of Nova Scotia (Scotiabank) (TSX: BNS; NYSE: BNS) reported third quarter net income of $1,912 million compared to $2,192 million in the same period last year. Diluted earnings per share (EPS) were $1.41 compared to $1.70 in the same period a year ago.

Adjusted net income(1) for the third quarter was $2,191 million and adjusted diluted EPS(1) were $1.63, down from $1.72 last year. Adjusted return on equity(1) was 11.3% compared to 12.1% a year ago.

“We made important progress in executing against our strategy this quarter, delivering solid revenue growth and generating continued positive operating leverage,” said Scott Thomson, President and Chief Executive Officer of Scotiabank. “Through a continued challenging environment, we achieved quarter over quarter EPS growth from balanced business line results while further strengthening our balance sheet.”

Canadian Banking generated adjusted earnings(1) of $1.1 billion this quarter, up 6% year over year. The results reflect solid revenue growth from continued deposit momentum and net interest margin expansion, a third consecutive quarter of positive operating leverage, partly offset by an increase in provision for credit losses compared to the prior year.

International Banking generated adjusted earnings(1) of $709 million, up 10% year over year. Solid revenue growth, driven by strong margin expansion, and continued expense discipline were partly offset by higher provision for credit losses. Year-to-date positive operating leverage remains strong, reflecting the significant impact of productivity initiatives in the region.

Global Wealth Management adjusted earnings(1) were $418 million, up 11% year over year. Solid revenue growth, driven by higher fee-based client assets, outpaced expense growth resulting in positive operating leverage for the quarter. Additionally, assets under management of $364 billion grew 10% year over year.

Global Banking and Markets reported earnings of $418 million, down 4% year over year. Higher revenues, driven by Corporate and Investment Banking, were more than offset by higher provision for credit losses and investments to support business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.3%, up from 12.7% last year.

“We have also taken an important early step towards our long-term vision of delivering sustainable, profitable growth through a strategic investment in KeyCorp, increasing the capital deployed to our identified priority markets,” continued Mr. Thomson. “We expect that this transaction will enhance near-term profitability, grow and diversify our well-established U.S. business, and create future strategic optionality for Scotiabank as we expand our presence in the North American corridor.”

(1) Refer to Non-GAAP Measures section starting on page 6.

(2) Refer to page 57 of the Management’s Discussion & Analysis in the Bank’s Third Quarter 2024 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The Q3 2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (November 2023). The Q3 2023 regulatory capital ratios were based on Revised Basel III requirements as determined in accordance with OSFI Guideline—Capital Adequacy Requirements (February 2023).

Scotiabank Third Quarter Press Release 2024 1

Financial Highlights

Reported Results	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2024(1)	2024(1)	2023(1)	2024(1)	2023(1)
Operating results
Net interest income	$4,862	$4,694	$4,573	$14,329	$13,596
Non-interest income	3,502	3,653	3,494	10,815	10,346

Total revenue	$8,364	$8,347	$8,067	$25,144	$23,942
Provision for credit losses	1,052	1,007	819	3,021	2,166
Non-interest expenses	4,949	4,711	4,559	14,399	13,594
Income tax expense	451	537	497	1,521	2,086

Net income	$1,912	$2,092	$2,192	$6,203	$6,096
Net income attributable to non-controlling interests in subsidiaries	36	26	20	87	81

Net income attributable to equity holders of the Bank	$1,876	$2,066	$2,172	$6,116	$6,015
Preferred shareholders and other equity instrument holders	120	123	105	351	310
Common shareholders	$1,756	$1,943	$2,067	$5,765	$5,705

Earnings per common share (in dollars)
Basic	$1.43	$1.59	$1.72	$4.72	$4.78
Diluted	$1.41	$1.57	$1.70	$4.66	$4.73

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

Adoption of IFRS 17

On November 1, 2023, the Bank adopted IFRS 17 Insurance Contracts, which provides a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts and replaces IFRS 4, the previous accounting standard for insurance contracts. The Bank adopted IFRS 17 on a retrospective basis, restating the results from the transition date of November 1, 2022. Accordingly, results for fiscal 2023 have been restated to reflect the IFRS 17 basis of accounting for insurance contracts. Refer to Notes 3 and 4 of the condensed interim financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders for details.

Business Segment Review

Canadian Banking

Q3 2024 vs Q3 2023

Net income attributable to equity holders was $1,110 million, compared to $1,050 million, an increase of $60 million or 6%. The increase was due primarily to higher revenues, partly offset by higher provision for credit losses and non-interest expenses.

Q3 2024 vs Q2 2024

Net income attributable to equity holders increased $102 million or 10%. The increase was due primarily to higher revenues, partly offset by higher non-interest expenses and provision for credit losses.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

Net income attributable to equity holders was $3,213 million compared to $3,191 million, up 1%. Adjusted net income was $3,215 million, an increase of $21 million or 1%. The increase was due primarily to higher revenues, partly offset by higher provision for credit losses and non-interest expenses.

International Banking

Q3 2024 vs Q3 2023

Net income attributable to equity holders increased $48 million to $669 million. Adjusted net income attributable to equity holders increased $46 million to $674 million. The increase was driven by higher net interest income and non-interest income, lower provision for income taxes and the positive impact of foreign currency translation, partly offset by higher provision for credit losses and non-interest expenses.

Q3 2024 vs Q2 2024

Net income attributable to equity holders decreased $2 million. Adjusted net income attributable to equity holders decreased $3 million. Lower net interest income and higher provision for credit losses were mostly offset by higher non-interest income, the positive impact of foreign currency translation and lower provision for income taxes.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

Net income attributable to equity holders was $2,086 million, an increase of 10% from $1,901 million. Adjusted net income attributable to equity holders was $2,103 million, an increase of $180 million or 9%. The increase was driven by higher net interest income and non-interest income and the positive impact of foreign currency translation, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes.

2 Scotiabank Third Quarter Press Release 2024

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Q3 2024 vs Q3 2023

Net income attributable to equity holders was $669 million, up $41 million or 7% and adjusted net income attributable to equity holders was $674 million, up $39 million or 6%. The increase was driven by higher net interest income and non-interest income, and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses.

Q3 2024 vs Q2 2024

Net income attributable to equity holders decreased $7 million or 1%. Adjusted net income attributable to equity holders decreased $8 million or 1%. The decrease was due primarily to lower net interest income, higher provision for credit losses and non-interest expenses, partly offset by higher non-interest income and lower provision for income taxes.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

Net income attributable to equity holders was $2,086 million, an increase of 4% from $2,010 million. Adjusted net income attributable to equity holders was $2,103 million, an increase of $72 million or 4%. The increase was driven by higher net interest income, partly offset by lower non-interest income and higher provision for credit losses and non-interest expenses.

Global Wealth Management

Q3 2024 vs Q3 2023

Net income attributable to equity holders was $408 million, an increase of $42 million or 11%. Adjusted net income attributable to equity holders was $415 million, up $42 million or 11%. The increase was due primarily to higher brokerage revenues and net interest income in Canada, and higher mutual funds fees across the Canadian and International wealth businesses. This was partly offset by higher non-interest expenses, due largely to volume-related expenses.

Q3 2024 vs Q2 2024

Net income attributable to equity holders increased $28 million or 7% due primarily to higher brokerage revenues, mutual fund fees, and net interest income. This was partly offset by higher non-interest expenses, due largely to volume-related expenses.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

Net income attributable to equity holders was $1,156 million, up $52 million or 5%. Adjusted net income attributable to equity holders was $1,176 million, up $52 million or 5%. The increase was due primarily to higher brokerage revenues and net interest income in Canada and higher mutual fund fees in International Wealth, particularly within Mexico. This was partly offset by higher non-interest expenses due largely to volume-related expenses.

Global Banking and Markets

Q3 2024 vs Q3 2023

Net income attributable to equity holders was $418 million, a decrease of $16 million or 4%. This decrease was due to lower non-interest income, higher non-interest expenses and higher provision for credit losses, partly offset by higher net interest income and lower income tax expense.

Q3 2024 vs Q2 2024

Net income attributable to equity holders decreased by $10 million or 2% due to lower non-interest income, higher non-interest expenses, higher provision for credit losses and higher income tax expense, partly offset by higher net interest income.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

Net income attributable to equity holders was $1,285 million, a decrease of $69 million or 5% due to lower net interest and non-interest income and higher non-interest expenses, partly offset by lower income tax expense and provision for credit losses.

Other

Q3 2024 vs Q3 2023

Net income attributable to equity holders was a net loss of $729 million, compared to a net loss of $299 million last year. Adjusted net income attributable to equity holders was a net loss of $465 million compared to a net loss of $299 million last year. The higher loss of $166 million was due mainly to lower revenues driven by higher funding costs. These were partly offset by higher revenue from liquid assets and a lower taxable equivalent basis (TEB) gross-up as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

Q3 2024 vs Q2 2024

Net loss attributable to equity holders increased $308 million from the prior quarter. Adjusted net loss attributable to equity holders increased $44 million from the prior quarter. The higher loss was due mainly to lower revenues and higher non-interest expenses. Lower revenues were driven mainly by lower investment gains, and unrealized losses on non-trading derivatives this quarter.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

Net income attributable to equity holders was a net loss of $1,624 million compared to a net loss of $1,535 million. Adjusted net income attributable to equity holders was a net loss of $1,360 million compared to a net loss of $956 million. The higher loss of $404 million was due mainly to lower revenues, partly offset by lower non-interest expenses. The decrease in revenue was due primarily to higher funding costs, partly offset by higher income from liquid assets and a lower TEB gross-up, as the Bank no longer claims the dividend received deduction on Canadian shares that are mark-to-market property. The TEB gross-up is offset in income taxes.

Scotiabank Third Quarter Press Release 2024 3

Credit risk

Provision for credit losses

Q3 2024 vs Q3 2023

The provision for credit losses was $1,052 million, compared to $819 million, an increase of $233 million. The provision for credit losses ratio increased 13 basis points to 55 basis points.

The provision for credit losses on performing loans was $82 million, compared to $81 million. The provision this quarter was driven by the impact of higher interest rates, including the related migration in retail portfolios in Canadian Banking, as well as higher corporate and commercial provisions due to the continued unfavourable macroeconomic outlook and credit quality migration. This was partly offset by retail credit migration to impaired in International Banking, mainly in Chile and Peru.

The provision for credit losses on impaired loans was $970 million, compared to $738 million, an increase of $232 million or 31% due primarily to higher formations in International Banking retail portfolios, mostly in Colombia, Chile and Peru. There were also higher provisions in the Canadian retail portfolios, primarily auto loans and credit cards. The provision for credit losses ratio on impaired loans was 51 basis points, an increase of 13 basis points.

Q3 2024 vs Q2 2024

The provision for credit losses was $1,052 million, compared to $1,007 million. The provision for credit losses ratio was 55 basis points, an increase of one basis point.

The provision for credit losses on performing loans was $82 million, compared to $32 million. The increase in provision was driven by the continued unfavourable macroeconomic outlook and uncertainty around the impact of higher interest rates across corporate and commercial portfolios, as well as credit migration and growth in the Canadian Banking retail portfolios. This was partly offset by retail credit migration to impaired in International Banking, mainly in Chile and Peru.

The provision for credit losses on impaired loans was $970 million, compared to $975 million, a decrease of $5 million or 1%, due primarily to lower retail provisions in Canadian Banking across most products, partly offset by higher retail provisions across most markets in International Banking. The provision for credit losses ratio on impaired loans was 51 basis points, a decrease of one basis point.

Year-to-date Q3 2024 vs Year-to-date Q3 2023

The provision for credit losses was $3,021 million, compared to $2,166 million, an increase of $855 million. The provision for credit losses ratio increased 16 basis points to 53 basis points.

Provision for credit losses on performing loans was $134 million, compared to $245 million. The year-to-date provision reflects the impact of a continued unfavourable macroeconomic outlook, growth in Canadian and International retail portfolios, as well as the impact of migration in the Canadian Banking retail portfolios, and higher corporate and commercial provisions. This was partly offset by retail credit migration to impaired in International Banking.

Provision for credit losses on impaired loans was $2,887 million compared to $1,921 million, an increase of $966 million, due primarily to higher formations in the International Banking retail portfolios, across most markets, as well as higher provisions in Canadian Banking. The provision for credit losses ratio on impaired loans increased 18 basis points to 51 basis points.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2024, was $6,860 million compared to $6,768 million last quarter. The allowance for credit losses ratio was 89 basis points, an increase of one basis point. The allowance for credit losses on loans was $6,582 million, an increase of $75 million from the prior quarter.

The allowance for credit losses was higher due to provisions in Canadian Banking retail portfolios, mainly in residential mortgages, auto loans and unsecured revolving products, higher commercial provisions in International Banking and the impact of the continued macroeconomic outlook mainly on commercial, corporate and Canadian retail portfolios. The increase was partly offset by the impact of foreign currency translation of $62 million.

The allowance against performing loans was higher at $4,542 million compared to $4,507 million last quarter. The allowance for performing loans ratio was 62 basis points, an increase of one basis point from last quarter. The allowance was driven by the impact of higher interest rates, including the related migration in retail portfolios in Canadian Banking, as well as higher corporate and commercial provisions due to the continued unfavourable macroeconomic outlook and credit quality migration. This was partly offset by retail credit migration to impaired in International Banking, mainly in Chile and Peru, and the impact of foreign currency translation. The impact of foreign currency translation decreased the allowance by $32 million.

The allowance on impaired loans increased to $2,040 million from $2,000 million last quarter. The increase was due primarily to retail credit migration in International Banking and higher provisions in commercial portfolios, partly offset by the impact of foreign currency translation. The impact of foreign currency translation decreased the allowance by $30 million. The allowance for impaired loans ratio was 27 basis points, unchanged from last quarter.

Impaired loans

Gross impaired loans increased to $6,489 million as at July 31, 2024, from $6,399 million last quarter. The increase was due primarily to new commercial formations in Canadian Banking mainly related to one account in the agriculture sector, new formations in International retail portfolios, and in International commercial mainly related to one account in the wholesale and retail sector in Mexico. The increase was partly offset by the impact of foreign currency translation. The gross impaired loan ratio was 84 basis points, an increase of one basis point from last quarter.

Net impaired loans in Canadian Banking were $1,253 million, an increase of $95 million from last quarter, due primarily to new formations related to one commercial account in the agriculture sector and lower provisions in the retail portfolio across most products. International Banking’s net impaired loans were $3,118 million, a decrease of $23 million from last quarter, due primarily to the impact of foreign currency translation and higher retail provisions. In Global Wealth Management, net impaired loans were $34 million, a decrease of $20 million from last quarter, due primarily to repayments. In Global Banking and Markets, net impaired loans were $44 million, a decrease of $2 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.58%, an increase of one basis point from last quarter.

4 Scotiabank Third Quarter Press Release 2024

Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 13.3% as at July 31, 2024, an increase of approximately 10 basis points from the prior quarter, due primarily to internal capital generation, share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan (DRIP), and revaluation gains on FVOCI securities, partly offset by higher risk-weighted assets.

The Bank’s Tier 1 capital ratio(1) was 15.3%, as at July 31, 2024, an increase of approximately 10 basis points from the prior quarter, due mainly to the above noted impacts to the CET1 ratio.

The Total capital ratio(1) was 17.1%, as at July 31, 2024, largely unchanged from the prior quarter, as the above noted impacts to the Tier 1 capital ratio and an issuance of $1 billion of subordinated debentures were offset by the redemption of $1.5 billion of subordinated debentures.

The Leverage ratio(2) was 4.5% as at July 31, 2024, an increase of approximately 10 basis points from the prior quarter, mainly from higher Tier 1 capital.

The Total loss absorbing capacity (TLAC) ratio(3) was 29.1% as at July 31, 2024, an increase of approximately 20 basis points from the prior quarter, mainly from higher available TLAC.

The TLAC Leverage ratio(3) was 8.5%, an increase of approximately 10 basis points from the prior quarter, due primarily to higher available TLAC. As at July 31, 2024, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank Third Quarter Press Release 2024 5

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Adjusting items impacting results are as follows:

1.	The Bank’s Q3 2024 reported resulted were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)	Divestitures and wind-down of operations

In Q3 2024, the Bank entered into an agreement to sell CrediScotia Financiera, a wholly-owned consumer finance subsidiary in Peru, to Banco Santander. The Bank recognized an impairment loss of $143 million in non-interest income and a credit of $7 million in non-interest expenses ($90 million after-tax). For further details, please refer to Note 22 of the Consolidated Financial Statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

b)	Legal provision

In Q3 2024, the Bank recognized a $176 million expense for legal actions relating to certain value-added tax assessed amounts in Peru and associated interest. For further details, please refer to Note 20 of the Consolidated Financial Statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

2.	All reported periods were adjusted for:

a)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

3.	The Bank’s fiscal 2023 reported results were adjusted for the following item. This amount was recorded in the Other operating segment.

a)	Canada Recovery Dividend

In Q1 2023, the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

6 Scotiabank Third Quarter Press Release 2024

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2024(1)	2024(1)	2023(1)	2024(1)	2023(1)
Reported Results
Net interest income	$4,862	$4,694	$4,573	$14,329	$13,596
Non-interest income	3,502	3,653	3,494	10,815	10,346

Total revenue	8,364	8,347	8,067	25,144	23,942
Provision for credit losses	1,052	1,007	819	3,021	2,166
Non-interest expenses	4,949	4,711	4,559	14,399	13,594

Income before taxes	2,363	2,629	2,689	7,724	8,182
Income tax expense	451	537	497	1,521	2,086

Net income	$1,912	$2,092	$2,192	$6,203	$6,096
Net income attributable to non-controlling interests in subsidiaries (NCI)	36	26	20	87	81

Net income attributable to equity holders	1,876	2,066	2,172	6,116	6,015
Net income attributable to preferred shareholders and other equity instrument holders	120	123	105	351	310

Net income attributable to common shareholders	$1,756	$1,943	$2,067	$5,765	$5,705

Diluted earnings per share (in dollars)	$1.41	$1.57	$1.70	$4.66	$4.73
Weighted average number of diluted common shares outstanding (millions)	1,235	1,228	1,214	1,228	1,201

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$143	$-	$-	$143	$-

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	(7)	-	-	(7)	-
Amortization of acquisition-related intangible assets	17	18	20	53	62
Legal provision	176	-	-	176	-

Total non-interest expense adjusting items (Pre-tax)	$186	$18	$20	$222	$62

Total impact of adjusting items on net income before taxes	329	18	20	365	62
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	(46)	-	-	(46)	-
Canada recovery dividend	-	-	-	-	579
Amortization of acquisition-related intangible assets	(4)	(5)	(5)	(14)	(17)

Total impact of adjusting items on income tax expense	(50)	(5)	(5)	(60)	562

Total impact of adjusting items on net income	$279	$13	$15	$305	$624
Impact of adjusting items on NCI	(2)	-	-	(2)	-

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$277	$13	$15	$303	$624

Adjusted Results
Net interest income	$4,862	$4,694	$4,573	$14,329	$13,596
Non-interest income	3,645	3,653	3,494	10,958	10,346

Total revenue	8,507	8,347	8,067	25,287	23,942
Provision for credit losses	1,052	1,007	819	3,021	2,166
Non-interest expenses	4,763	4,693	4,539	14,177	13,532

Income before taxes	2,692	2,647	2,709	8,089	8,244
Income tax expense	501	542	502	1,581	1,524

Net income	$2,191	$2,105	$2,207	$6,508	$6,720
Net income attributable to NCI	38	26	20	89	81

Net income attributable to equity holders	2,153	2,079	2,187	6,419	6,639
Net income attributable to preferred shareholders and other equity instrument holders	120	123	105	351	310

Net income attributable to common shareholders	$2,033	$1,956	$2,082	$6,068	$6,329

Diluted earnings per share (in dollars)	$1.63	$1.58	$1.72	$4.90	$5.25
Impact of adjustments on diluted earnings per share (in dollars)	$0.22	$0.01	$0.02	$0.24	$0.52
Weighted average number of diluted common shares outstanding (millions)	1,235	1,228	1,214	1,228	1,212

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

Scotiabank Third Quarter Press Release 2024 7

Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,110	$704	$411	$418	$(731)	$1,912
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	35	3	-	(2)	36

Reported net income attributable to equity holders	1,110	669	408	418	(729)	1,876
Reported net income attributable to preferred shareholders and other equity instrument holders	-	-	1	-	119	120

Reported net income attributable to common shareholders	$1,110	$669	$407	$418	$(848)	$1,756

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$-	$-	$-	$-	$143	$143

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	-	-	-	-	(7)	(7)
Amortization of acquisition-related intangible assets	1	7	9	-	-	17
Legal provision	-	-	-	-	176	176

Total non-interest expenses adjustments (Pre-tax)	1	7	9	-	169	186

Total impact of adjusting items on net income before taxes	1	7	9	-	312	329
Impact of adjusting items on income tax expense	-	(2)	(2)	-	(46)	(50)

Total impact of adjusting items on net income	1	5	7	-	266	279

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	5	7	-	264	277

Adjusted net income (loss)	$1,111	$709	$418	$418	$(465)	$2,191

Adjusted net income attributable to equity holders	$1,111	$674	$415	$418	$(465)	$2,153

Adjusted net income attributable to common shareholders	$1,111	$674	$414	$418	$(584)	$2,033

(1)   Refer to Business Segment Review section of the Bank’s Q3 2024 Quarterly Report to Shareholders.

(2)   The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

	For the three months ended April 30, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,008	$695	$382	$428	$(421)	$2,092
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	24	2	-	-	26

Reported net income attributable to equity holders	1,008	671	380	428	(421)	2,066
Reported net income attributable to preferred shareholders and other equity instrument holders	-	-	-	-	123	123

Reported net income attributable to common shareholders	$1,008	$671	$380	$428	$(544)	$1,943

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	8	9	-	-	18

Total non-interest expenses adjustments (Pre-tax)	1	8	9	-	-	18

Total impact of adjusting items on net income before taxes	1	8	9	-	-	18
Impact of adjusting items on income tax expense	(1)	(2)	(2)	-	-	(5)

Total impact of adjusting items on net income	-	6	7	-	-	13

Total impact of adjusting items on net income attributable to equity holders and common shareholders	-	6	7	-	-	13

Adjusted net income (loss)	$1,008	$701	$389	$428	$(421)	$2,105

Adjusted net income attributable to equity holders	$1,008	$677	$387	$428	$(421)	$2,079

Adjusted net income attributable to common shareholders	$1,008	$677	$387	$428	$(544)	$1,956

(1)	Refer to Business Segment Review section of the Bank’s Q3 2024 Quarterly Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

8 Scotiabank Third Quarter Press Release 2024

	For the three months ended July 31, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$1,050	$639	$368	$434	$(299)	$2,192
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	18	2	-	-	20

Reported net income attributable to equity holders	1,050	621	366	434	(299)	2,172
Reported net income attributable to preferred shareholders and other equity instrument holders	1	2	1	1	100	105

Reported net income attributable to common shareholders	$1,049	$619	$365	$433	$(399)	$2,067

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	10	9	-	-	20

Total non-interest expenses adjustments (Pre-tax)	1	10	9	-	-	20

Total impact of adjusting items on net income before taxes	1	10	9	-	-	20
Impact of adjusting items on income tax expense	-	(3)	(2)	-	-	(5)

Total impact of adjusting items on net income	1	7	7	-	-	15

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	-	-	15

Adjusted net income (loss)	$1,051	$646	$375	$434	$(299)	$2,207

Adjusted net income attributable to equity holders	$1,051	$628	$373	$434	$(299)	$2,187

Adjusted net income attributable to common shareholders	$1,050	$626	$372	$433	$(399)	$2,082

(1)   Refer to Business Segment Review section of the Bank’s Q3 2024 Quarterly Report to Shareholders.

(2)   The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

	For the nine months ended July 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$3,213	$2,167	$1,164	$1,285	$(1,626)	$6,203
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	81	8	-	(2)	87

Reported net income attributable to equity holders	3,213	2,086	1,156	1,285	(1,624)	6,116
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	347	351

Reported net income attributable to common shareholders	$3,212	$2,085	$1,155	$1,284	$(1,971)	$5,765

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$-	$-	$-	$-	$143	$143

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	-	-	-	-	(7)	(7)
Amortization of acquisition-related intangible assets	3	23	27	-	-	53
Legal provision	-	-	-	-	176	176

Total non-interest expenses adjustments (Pre-tax)	3	23	27	-	169	222

Total impact of adjusting items on net income before taxes	3	23	27	-	312	365
Impact of adjusting items on income tax expense	(1)	(6)	(7)	-	(46)	(60)

Total impact of adjusting items on net income	2	17	20	-	266	305

Total impact of adjusting items on net income attributable to equity holders and common shareholders	2	17	20	-	264	303

Adjusted net income (loss)	$3,215	$2,184	$1,184	$1,285	$(1,360)	$6,508

Adjusted net income attributable to equity holders	$3,215	$2,103	$1,176	$1,285	$(1,360)	$6,419

Adjusted net income attributable to common shareholders	$3,214	$2,102	$1,175	$1,284	$(1,707)	$6,068

(1)	Refer to Business Segment Review section of the Bank’s Q3 2024 Quarterly Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

Scotiabank Third Quarter Press Release 2024 9

	For the nine months ended July 31, 2023(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management	Global Banking and Markets	Other	Total(2)
Reported net income (loss)	$3,191	$1,975	$1,111	$1,354	$(1,535)	$6,096
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	74	7	-	-	81

Reported net income attributable to equity holders	3,191	1,901	1,104	1,354	(1,535)	6,015
Reported net income attributable to preferred shareholders and other equity instrument holders	3	4	2	3	298	310

Reported net income attributable to common shareholders	$3,188	$1,897	$1,102	$1,351	$(1,833)	$5,705

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	4	31	27	-	-	62

Total non-interest expenses adjustments (Pre-tax)	4	31	27	-	-	62

Total impact of adjusting items on net income before taxes	4	31	27	-	-	62
Impact of adjusting items on income tax expense
Canada recovery dividend	-	-	-	-	579	579
Impact of other adjusting items on income tax expense	(1)	(9)	(7)	-	-	(17)

Total impact of adjusting items on income tax expense	(1)	(9)	(7)	-	579	562

Total impact of adjusting items on net income	3	22	20	-	579	624

Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	22	20	-	579	624

Adjusted net income (loss)	$3,194	$1,997	$1,131	$1,354	$(956)	$6,720

Adjusted net income attributable to equity holders	$3,194	$1,923	$1,124	$1,354	$(956)	$6,639

Adjusted net income attributable to common shareholders	$3,191	$1,919	$1,122	$1,351	$(1,254)	$6,329

(1)	Refer to Business Segment Review section of the Bank’s Q3 2024 Quarterly Report to Shareholders.
(2)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2024(1)			July 31, 2023(1)			July 31, 2023(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,261	$(8)	$2,269	$2,110	$29	$2,081	$6,001	$(52)	$6,053
Non-interest income	731	1	730	725	(27)	752	2,260	(190)	2,450

Total revenue	2,992	(7)	2,999	2,835	2	2,833	8,261	(242)	8,503
Provision for credit losses	566	(6)	572	516	7	509	1,356	(19)	1,375
Non-interest expenses	1,537	5	1,532	1,488	5	1,483	4,399	(93)	4,492
Income tax expense	194	-	194	192	(4)	196	531	(25)	556

Net income	$695	$(6)	$701	$639	$(6)	$645	$1,975	$(105)	$2,080

Net income attributable to non-controlling interests in subsidiaries (NCI)	$24	$(1)	$25	$18	$1	$17	$74	$4	$70
Net income attributable to equity holders of the Bank	$671	$(5)	$676	$621	$(7)	$628	$1,901	$(109)	$2,010

Other measures
Average assets ($ billions)	$235	$(2)	$237	$241	$3	$238	$236	$-	$236
Average liabilities ($ billions)	$183	$(1)	$184	$184	$3	$181	$178	$-	$178

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

10 Scotiabank Third Quarter Press Release 2024

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2024(1)			July 31, 2023(1)			July 31, 2023(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,261	$(8)	$2,269	$2,110	$29	$2,081	$6,001	$(52)	$6,053
Non-interest income	731	1	730	725	(27)	752	2,260	(190)	2,450

Total revenue	2,992	(7)	2,999	2,835	2	2,833	8,261	(242)	8,503
Provision for credit losses	566	(6)	572	516	7	509	1,356	(19)	1,375
Non-interest expenses	1,529	5	1,524	1,478	5	1,473	4,368	(95)	4,463
Income tax expense	196	-	196	195	(4)	199	540	(24)	564

Net income	$701	$(6)	$707	$646	$(6)	$652	$1,997	$(104)	$2,101

Net income attributable to non-controlling interests in subsidiaries (NCI)	$24	$(1)	$25	$18	$1	$17	$74	$4	$70
Net income attributable to equity holders of the Bank	$677	$(5)	$682	$628	$(7)	$635	$1,923	$(108)	$2,031

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Attributed capital and business segment return on equity

The amount of common equity allocated to each business segment is referred to as attributed capital. The attribution of capital within each business segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Attributed capital is a non-GAAP measure.

Effective November 1, 2023, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 11.5% of the Basel III common equity capital requirements. Previously, capital was attributed based on a methodology that approximated 10.5% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP measure.

Adjusted return on equity for the business segments is calculated as a ratio of adjusted net income attributable to common shareholders (annualized) of the business segment and the capital attributed. This is a non-GAAP measure.

Return on equity by operating segment

	For the three months ended July 31, 2024						For the three months ended July 31, 2023
($ millions)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other	Total(1)	Canadian Banking(1)	International Banking(1)	Global Wealth Management	Global Banking and Markets	Other	Total(1)
Reported
Net income attributable to common shareholders	$1,110	$669	$407	$418	$(848)	$1,756	$1,049	$619	$365	$433	$(399)	$2,067
Total average common equity(2)(3)	20,535	19,077	10,195	15,389	6,455	71,651	18,678	18,493	9,743	13,310	8,270	68,494

Return on equity	21.5%	14.0%	15.9%	10.8%	nm(4)	9.8%	22.3%	13.3%	14.9%	12.9%	nm(4)	12.0%

Adjusted(5)
Net income attributable to common shareholders	$1,111	$674	$414	$418	$(584)	$2,033	$1,050	$626	$372	$433	$(399)	$2,082

Return on equity	21.5%	14.1%	16.2%	10.8%	nm(4)	11.3%	22.3%	13.4%	15.2%	12.9%	nm(4)	12.1%

(1)

The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. Refer to Note 4 of the condensed interim consolidated financial statements in the Bank’s Q3 2024 Quarterly Report to Shareholders.

(2)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(3)

Effective Q1 2024, the Bank increased the capital attributed to business lines to approximate 11.5% of Basel III common equity capital requirements. Previously, capital was attributed to approximate 10.5%. Prior period amounts have not been restated.

(4)	Not meaningful.
(5)	Refer to Tables on page 7.

Scotiabank Third Quarter Press Release 2024 11

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

12 Scotiabank Third Quarter Press Release 2024

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on August 27, 2024, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104, or toll-free at 1-800-952-5114 using ID 8910947# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 27, 2024, to September 27, 2024, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 6537738#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078, Providence, RI, USA 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Third Quarter Press Release 2024 13

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

14 Scotiabank Third Quarter Press Release 2024